# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Omada Health, Inc., CIK 0001611115
CUSIP: 68170A108
Title of class of securities: Common stock, $0.001 par value per share
Address of issuer's principal executive offices: 500 Sansome Street, Suite 200, San Francisco, California (CA), 94111
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001910436

## Reporting persons
- Revelation Alpine, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 492,886; shared voting power 0; sole dispositive power 492,886; shared dispositive power 0; aggregate amount beneficially owned 492,886 (0.9% of the class)
- Revelation Alpine, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 816,993; shared voting power 0; sole dispositive power 816,993; shared dispositive power 0; aggregate amount beneficially owned 816,993 (1.4% of the class)
- Revelation Alpine GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,309,879; shared voting power 0; sole dispositive power 1,309,879; shared dispositive power 0; aggregate amount beneficially owned 1,309,879 (2.3% of the class)
- REVELATION HEALTHCARE FUND II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 802,849; shared voting power 0; sole dispositive power 802,849; shared dispositive power 0; aggregate amount beneficially owned 802,849 (1.4% of the class)
- Revelation Healthcare Fund II GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 802,849; shared voting power 0; sole dispositive power 802,849; shared dispositive power 0; aggregate amount beneficially owned 802,849 (1.4% of the class)
- Revelation Healthcare Fund II GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 802,849; shared voting power 0; sole dispositive power 802,849; shared dispositive power 0; aggregate amount beneficially owned 802,849 (1.4% of the class)
- REVELATION HEALTHCARE FUND IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,095,306; shared voting power 0; sole dispositive power 3,095,306; shared dispositive power 0; aggregate amount beneficially owned 3,095,306 (5.4% of the class)
- Revelation Healthcare Fund IV GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,095,306; shared voting power 0; sole dispositive power 3,095,306; shared dispositive power 0; aggregate amount beneficially owned 3,095,306 (5.4% of the class)
- Revelation Healthcare Fund IV GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,095,306; shared voting power 0; sole dispositive power 3,095,306; shared dispositive power 0; aggregate amount beneficially owned 3,095,306 (5.4% of the class)
- Michael Boggs: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 5,208,034; shared voting power 0; sole dispositive power 5,208,034; shared dispositive power 0; aggregate amount beneficially owned 5,208,034 (9.1% of the class)
- Scott Halsted: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 5,208,034; shared voting power 0; sole dispositive power 5,208,034; shared dispositive power 0; aggregate amount beneficially owned 5,208,034 (9.1% of the class)

## Item 1. Issuer
Name of issuer: Omada Health, Inc.
Address of issuer's principal executive offices: 500 Sansome Street, Suite 200 San Francisco, CA, 94111

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by (i) Revelation Alpine, LLC ("Alpine LLC"), (ii) Revelation Alpine, L.P. ("Alpine LP"), (iii) Revelation Alpine GP, LLC ("Alpine GP"), (iv) Revelation Healthcare Fund II, L.P. ("Fund II"), (v) Revelation Healthcare Fund II GP, L.P. ("Fund II GP"), (vi) Revelation Healthcare Fund II GP, LLC ("Fund II GP LLC"), (vii) Revelation Healthcare Fund IV, L.P. ("Fund IV"), (viii) Revelation Healthcare Fund IV GP, L.P. ("Fund IV GP"), (ix) Revelation Healthcare Fund IV GP, LLC ("Fund IV GP LLC"), (x) Michael Boggs and (xi) Scott Halsted. The foregoing are sometimes referred to collectively as the "Reporting Persons".
Address of principal business office or, if none, residence: The address of the principal business and principal office of each of the Reporting Persons is 300 Turney Street, 2nd Floor, Sausalito, CA 94965.
Citizenship: Each of Alpine LLC, Alpine LP, Alpine GP, Fund II, Fund II GP, Fund II GP LLC, Fund IV, Fund IV GP and Fund IV GP LLC is incorporated under the laws of Delaware. Messrs. Boggs and Halsted are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Alpine LLC directly owns 492,886 shares of the Issuer's Common Stock, Alpine LP directly owns 816,993 shares of the Issuer's Common Stock, Fund II directly owns 802,849 shares of the Issuer's Common Stock and Fund IV directly owns 3,095,306 shares of the Issuer's Common Stock. Alpine GP, as the manager of Alpine LLC and general partner of Alpine LP, may be deemed to beneficially own the shares of Common Stock held by Alpine LLC and Alpine LP. Each of Fund II GP, as the general partner of Fund II, and Fund II GP LLC, as the general partner of Fund II GP, may be deemed to be beneficially own the shares of Common Stock held by Fund II. Each of Fund IV GP, as the general partner of Fund IV, and Fund IV GP LLC, as the general partner of Fund IV GP, may be deemed to beneficially own the shares of Common Stock held by Fund IV. Messrs. Boggs and Halsted are the managing members of Alpine GP, Fund II GP LLC and Fund IV GP LLC and in such capacity make investment and voting decisions on behalf of Alpine LLC, Alpine LP, Fund II and Fund IV.
Percent of class:
Alpine LLC: 0.9%
Alpine LP: 1.4%
Alpine GP: 2.3%
Fund II: 1.4%
Fund II GP: 1.4%
Fund II GP LLC: 1.4%
Fund IV: 5.4%
Fund IV GP: 5.4%
Fund IV GP LLC: 5.4%
Michael Boggs: 9.1%
Scott Halsted: 9.1%
The foregoing percentages were based upon 56,929,340 shares of the Common Stock outstanding as disclosed in the Issuer's Form 424(b)(4) prospectus filed on June 9, 2025, after giving effect to the underwriters' exercise in full of their option to purchase additional shares.
Sole power to vote or to direct the vote:
Alpine LLC: 492,886 shares of Common Stock
Alpine LP: 816,993 shares of Common Stock
Alpine GP: 1,309,879 shares of Common Stock
Fund II: 802,849 shares of Common Stock
Fund II GP: 802,849 shares of Common Stock
Fund II GP LLC: 802,849 shares of Common Stock
Fund IV: 3,095,306 shares of Common Stock
Fund IV GP: 3,095,306 shares of Common Stock
Fund IV GP LLC: 3,095,306 shares of Common Stock
Michael Boggs: 5,208,034 shares of Common Stock
Scott Halsted: 5,208,034 shares of Common Stock
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition:
Alpine LLC: 492,886 shares of Common Stock
Alpine LP: 816,993 shares of Common Stock
Alpine GP: 1,309,879 shares of Common Stock
Fund II: 802,849 shares of Common Stock
Fund II GP: 802,849 shares of Common Stock
Fund II GP LLC: 802,849 shares of Common Stock
Fund IV: 3,095,306 shares of Common Stock
Fund IV GP: 3,095,306 shares of Common Stock
Fund IV GP LLC: 3,095,306 shares of Common Stock
Michael Boggs: 5,208,034 shares of Common Stock
Scott Halsted: 5,208,034 shares of Common Stock
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Revelation Alpine, LLC: /s/ Michael Boggs, Michael Boggs, Managing Member of Manager (08/12/2025)
- Revelation Alpine, L.P.: /s/ Michael Boggs, Michael Boggs, Managing Member of General Partner (08/12/2025)
- Revelation Alpine GP, LLC: /s/ Michael Boggs, Michael Boggs, Managing Member (08/12/2025)
- REVELATION HEALTHCARE FUND II, L.P.: /s/ Michael Boggs, Michael Boggs, Managing Member of General Partner of General Partner (08/12/2025)
- Revelation Healthcare Fund II GP, L.P.: /s/ Michael Boggs, Michael Boggs, Managing Member of General Partner (08/12/2025)
- Revelation Healthcare Fund II GP, LLC: /s/ Michael Boggs, Michael Boggs, Managing Member (08/12/2025)
- REVELATION HEALTHCARE FUND IV, L.P.: /s/ Michael Boggs, Michael Boggs, Managing Member of General Partner of General Partner (08/12/2025)
- Revelation Healthcare Fund IV GP, L.P.: /s/ Michael Boggs, Michael Boggs, Managing Member of General Partner (08/12/2025)
- Revelation Healthcare Fund IV GP, LLC: /s/ Michael Boggs, Michael Boggs, Managing Member (08/12/2025)
- Michael Boggs: /s/ Michael Boggs, Michael Boggs (08/12/2025)
- Scott Halsted: /s/ Scott Halsted, Scott Halsted (08/12/2025)